SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Under the Securities Exchange Act of 1934)
 (Amendment No. 11)*

Dime Community Bancshares, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

25432X102
(CUSIP Number)

Basswood Capital Management, L.L.C.
645 Madison Avenue, 10th Floor
New York, NY 10022
Attn: Matthew Lindenbaum
Telephone: (212) 521-9500

With a copy to:

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attn: Michael E. Brandt, Esq.
Telephone: (212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2022
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☒
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 25432X102

1.	Name of Reporting Person Basswood Capital Management, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,938,420
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,938,420
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,938,420
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.03%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 25432X102

1.	Name of Reporting Person Basswood Partners, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 580,204
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 580,204
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 580,204
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.50%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 25432X102

1.	Name of Reporting Person Basswood Opportunity Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 386,445
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 386,445
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 386,445
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.00%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 25432X102

1.	Name of Reporting Person Basswood Opportunity Fund, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,036
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,036
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,036
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.02%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 25432X102

1.	Name of Reporting Person Basswood Financial Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 134,056
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 134,056
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 134,056
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.35%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 25432X102

1.	Name of Reporting Person Basswood Financial Long Only Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 59,703
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 59,703
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,703
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.15%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 25432X102

1.	Name of Reporting Person Basswood Co-Investment Fund (SPC), Ltd., For and on Behalf of Segregated Portfolio C-1
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,660
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,660
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,660
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.05%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 25432X102

1.	Name of Reporting Person Matthew Lindenbaum
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 167,970.82
	8.	Shared Voting Power 1,938,420
	9.	Sole Dispositive Power 167,970.82
	10.	Shared Dispositive Power 1,938,420
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,106,390.82
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.46%
14.	Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 25432X102

1.	Name of Reporting Person Bennett Lindenbaum
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 138,282
	8.	Shared Voting Power 1,938,420
	9.	Sole Dispositive Power 138,282
	10.	Shared Dispositive Power 1,938,420
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,076,702
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.38%
14.	Type of Reporting Person (See Instructions) IN/HC

This Amendment No. 11 to Schedule 13D (this “Amendment No. 11”) is being filed with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Dime Community Bancshares, Inc. (formerly Bridge Bancorp, Inc.) to amend the Schedule 13D filed on June 29, 2015, as amended by Amendment No. 1 to Schedule 13D filed on June 28, 2016, Amendment No. 2 to Schedule 13D filed on November 25, 2016, Amendment No. 3 to Schedule 13D filed on July 24, 2017, Amendment No. 4 to Schedule 13D filed on November 16, 2017, Amendment No. 5 to Schedule 13D filed on December 18, 2017, Amendment No. 6 to Schedule 13D filed on September 10, 2018, Amendment No. 7 to Schedule 13D filed on December 20, 2019 Amendment No. 8 to Schedule 13D filed on February 5, 2021, Amendment No. 9 to Schedule 13D filed on May 20, 2022, and Amendment No. 10 to Schedule 13D filed on August 31, 2022 (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No .7 Amendment No.8, Amendment No.9 and Amendment No.10, the “Schedule 13D”).

Item 5. Interest in Securities of the Issuer
Items 5(a) – 5(c) of the Schedule 13D are amended to reflect the following:
(a) and (b). As of the date of this Amendment No. 11, each of the Reporting Persons beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Schedule 13D.  The total number of shares each of the Reporting Persons beneficially owns represents such percentages of the Common Stock outstanding as set forth on the cover pages to this Schedule 13D based upon the approximately 38,573,667 million shares of Common Stock outstanding as of October 31, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2022.
(c) Schedule I hereto sets forth all transactions with respect to the Common Stock effected by the Reporting Persons during the past 60 days.  All such transactions were effected in the open market, and per share prices include any commissions paid in connection with such transactions.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 12, 2022

Basswood Capital Management, L.L.C.
By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Basswood Partners, L.L.C.

By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Basswood Opportunity Partners, LP

By: Basswood Capital Management, L.L.C.

By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Basswood Opportunity Fund, LP

By: Basswood Capital Management, L.L.C.

By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Basswood Financial Fund, LP

By: Basswood Capital Management, L.L.C.

By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Basswood Financial Long Only Fund, LP

By: Basswood Capital Management, L.L.C.

By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Basswood CoInvestment Fund (SPC), Ltd.,
For and on Behalf of Segregated Portfolio C-1
By: Basswood Capital Management, L.L.C.

By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

/s/ Matthew Lindenbaum
Matthew Lindenbaum

/s/ Bennett Lindenbaum
Bennett Lindenbaum

SCHEDULE I

Fund	Trade Date	Shares Purchased (Sold)	Price
Basswood Financial Fund, LP	10/31/22	(507)	$ 34.71
Basswood Financial Long Only Fund LP	10/31/22	(207)	$ 34.71
Basswood Financial Long Only Fund LP	10/31/22	(19)	$ 34.71
Basswood Opportunity Fund, Inc.	10/31/22	(26)	$ 34.71
Basswood Opportunity Partners, LP	10/31/22	(1,278)	$ 34.71
Basswood Managed Account	10/31/22	(3,006)	$ 34.71
Basswood Managed Account	10/31/22	(850)	$ 34.71
Basswood Managed Account	10/31/22	(1,041)	$ 34.71
Basswood Managed Account	10/31/22	(71)	$ 34.71
Basswood Managed Account	10/31/22	(18,691)	$ 34.71
Basswood Managed Account	10/31/22	(15)	$ 34.71
Basswood Managed Account	10/31/22	(168)	$ 34.71
Basswood Managed Account	10/31/22	(622)	$ 34.71
Basswood Financial Fund, LP	11/01/22	(1,012)	$ 33.91
Basswood Financial Long Only Fund LP	11/01/22	(414)	$ 33.91
Basswood Financial Long Only Fund LP	11/01/22	(38)	$ 33.91
Basswood Opportunity Fund, Inc.	11/01/22	(53)	$ 33.91
Basswood Opportunity Partners, LP	11/01/22	(2,552)	$ 33.91
Basswood Managed Account	11/01/22	(6,005)	$ 33.91
Basswood Managed Account	11/01/22	(1,698)	$ 33.91
Basswood Managed Account	11/01/22	(2,080)	$ 33.91
Basswood Managed Account	11/01/22	(142)	$ 33.91
Basswood Managed Account	11/01/22	(37,344)	$ 33.91
Basswood Managed Account	11/01/22	(31)	$ 33.91
Basswood Managed Account	11/01/22	(336)	$ 33.91
Basswood Managed Account	11/01/22	(1,242)	$ 33.91
Basswood Financial Fund, LP	11/02/22	(451)	$ 33.47
Basswood Financial Long Only Fund LP	11/02/22	(185)	$ 33.47
Basswood Financial Long Only Fund LP	11/02/22	(17)	$ 33.47
Basswood Opportunity Fund, Inc.	11/02/22	(24)	$ 33.47
Basswood Opportunity Partners, LP	11/02/22	(1,137)	$ 33.47
Basswood Managed Account	11/02/22	(2,676)	$ 33.47
Basswood Managed Account	11/02/22	(756)	$ 33.47
Basswood Managed Account	11/02/22	(927)	$ 33.47
Basswood Managed Account	11/02/22	(63)	$ 33.47
Basswood Managed Account	11/02/22	(16,642)	$ 33.47
Basswood Managed Account	11/02/22	(14)	$ 33.47
Basswood Managed Account	11/02/22	(150)	$ 33.47
Basswood Managed Account	11/02/22	(554)	$ 33.47
Basswood Financial Fund, LP	11/03/22	(669)	$ 32.68
Basswood Financial Long Only Fund LP	11/03/22	(274)	$ 32.68
Basswood Financial Long Only Fund LP	11/03/22	(25)	$ 32.68
Basswood Opportunity Fund, Inc.	11/03/22	(35)	$ 32.68
Basswood Opportunity Partners, LP	11/03/22	(1,687)	$ 32.68
Basswood Managed Account	11/03/22	(3,970)	$ 32.68
Basswood Managed Account	11/03/22	(1,122)	$ 32.68
Basswood Managed Account	11/03/22	(1,375)	$ 32.68
Basswood Managed Account	11/03/22	(94)	$ 32.68
Basswood Managed Account	11/03/22	(24,686)	$ 32.68
Basswood Managed Account	11/03/22	(20)	$ 32.68
Basswood Managed Account	11/03/22	(222)	$ 32.68
Basswood Managed Account	11/03/22	(821)	$ 32.68
Basswood Financial Fund, LP	11/04/22	(669)	$ 33.03
Basswood Financial Long Only Fund LP	11/04/22	(274)	$ 33.03
Basswood Financial Long Only Fund LP	11/04/22	(25)	$ 33.03
Basswood Opportunity Fund, Inc.	11/04/22	(35)	$ 33.03
Basswood Opportunity Partners, LP	11/04/22	(1,687)	$ 33.03
Basswood Managed Account	11/04/22	(3,970)	$ 33.03
Basswood Managed Account	11/04/22	(1,122)	$ 33.03
Basswood Managed Account	11/04/22	(1,375)	$ 33.03
Basswood Managed Account	11/04/22	(94)	$ 33.03
Basswood Managed Account	11/04/22	(24,686)	$ 33.03
Basswood Managed Account	11/04/22	(20)	$ 33.03
Basswood Managed Account	11/04/22	(222)	$ 33.03
Basswood Managed Account	11/04/22	(821)	$ 33.03
Basswood Financial Fund, LP	11/07/22	(300)	$ 34.12
Basswood Financial Long Only Fund LP	11/07/22	(123)	$ 34.12
Basswood Financial Long Only Fund LP	11/07/22	(11)	$ 34.12
Basswood Opportunity Fund, Inc.	11/07/22	(16)	$ 34.12
Basswood Opportunity Partners, LP	11/07/22	(756)	$ 34.12
Basswood Managed Account	11/07/22	(1,778)	$ 34.12
Basswood Managed Account	11/07/22	(503)	$ 34.12
Basswood Managed Account	11/07/22	(616)	$ 34.12
Basswood Managed Account	11/07/22	(42)	$ 34.12
Basswood Managed Account	11/07/22	(11,059)	$ 34.12
Basswood Managed Account	11/07/22	(9)	$ 34.12
Basswood Managed Account	11/07/22	(99)	$ 34.12
Basswood Managed Account	11/07/22	(368)	$ 34.12
Basswood Financial Fund, LP	11/17/22	(488)	$ 35.03
Basswood Financial Long Only Fund LP	11/17/22	(200)	$ 35.03
Basswood Financial Long Only Fund LP	11/17/22	(18)	$ 35.03
Basswood Opportunity Fund, Inc.	11/17/22	(25)	$ 35.03
Basswood Opportunity Partners, LP	11/17/22	(1,231)	$ 35.03
Basswood Managed Account	11/17/22	(2,897)	$ 35.03
Basswood Managed Account	11/17/22	(819)	$ 35.03
Basswood Managed Account	11/17/22	(1,003)	$ 35.03
Basswood Managed Account	11/17/22	(69)	$ 35.03
Basswood Managed Account	11/17/22	(18,014)	$ 35.03
Basswood Managed Account	11/17/22	(15)	$ 35.03
Basswood Managed Account	11/17/22	(162)	$ 35.03
Basswood Managed Account	11/17/22	(599)	$ 35.03
Basswood Financial Fund, LP	11/18/22	(667)	$ 34.65
Basswood Financial Long Only Fund LP	11/18/22	(273)	$ 34.65
Basswood Financial Long Only Fund LP	11/18/22	(24)	$ 34.65
Basswood Opportunity Fund, Inc.	11/18/22	(34)	$ 34.65
Basswood Opportunity Partners, LP	11/18/22	(1,682)	$ 34.65
Basswood Managed Account	11/18/22	(3,957)	$ 34.65
Basswood Managed Account	11/18/22	(1,118)	$ 34.65
Basswood Managed Account	11/18/22	(1,370)	$ 34.65
Basswood Managed Account	11/18/22	(94)	$ 34.65
Basswood Managed Account	11/18/22	(24,605)	$ 34.65
Basswood Managed Account	11/18/22	(21)	$ 34.65
Basswood Managed Account	11/18/22	(222)	$ 34.65
Basswood Managed Account	11/18/22	(818)	$ 34.65
Basswood Financial Fund, LP	11/21/22	(620)	$ 34.52
Basswood Financial Long Only Fund LP	11/21/22	(254)	$ 34.52
Basswood Financial Long Only Fund LP	11/21/22	(22)	$ 34.52
Basswood Opportunity Fund, Inc.	11/21/22	(32)	$ 34.52
Basswood Opportunity Partners, LP	11/21/22	(1,564)	$ 34.52
Basswood Managed Account	11/21/22	(3,678)	$ 34.52
Basswood Managed Account	11/21/22	(1,040)	$ 34.52
Basswood Managed Account	11/21/22	(1,274)	$ 34.52
Basswood Managed Account	11/21/22	(87)	$ 34.52
Basswood Managed Account	11/21/22	(22,873)	$ 34.52
Basswood Managed Account	11/21/22	(19)	$ 34.52
Basswood Managed Account	11/21/22	(206)	$ 34.52
Basswood Managed Account	11/21/22	(761)	$ 34.52
Basswood Financial Fund, LP	11/22/22	(418)	$ 34.56
Basswood Financial Long Only Fund LP	11/22/22	(171)	$ 34.56
Basswood Financial Long Only Fund LP	11/22/22	(15)	$ 34.56
Basswood Opportunity Fund, Inc.	11/22/22	(22)	$ 34.56
Basswood Opportunity Partners, LP	11/22/22	(1,053)	$ 34.56
Basswood Managed Account	11/22/22	(2,479)	$ 34.56
Basswood Managed Account	11/22/22	(701)	$ 34.56
Basswood Managed Account	11/22/22	(858)	$ 34.56
Basswood Managed Account	11/22/22	(59)	$ 34.56
Basswood Managed Account	11/22/22	(15,411)	$ 34.56
Basswood Managed Account	11/22/22	(13)	$ 34.56
Basswood Managed Account	11/22/22	(138)	$ 34.56
Basswood Managed Account	11/22/22	(513)	$ 34.56
Basswood Financial Fund, LP	11/23/22	(61)	$ 34.26
Basswood Financial Long Only Fund LP	11/23/22	(25)	$ 34.26
Basswood Financial Long Only Fund LP	11/23/22	(2)	$ 34.26
Basswood Opportunity Fund, Inc.	11/23/22	(3)	$ 34.26
Basswood Opportunity Partners, LP	11/23/22	(154)	$ 34.26
Basswood Managed Account	11/23/22	(363)	$ 34.26
Basswood Managed Account	11/23/22	(103)	$ 34.26
Basswood Managed Account	11/23/22	(126)	$ 34.26
Basswood Managed Account	11/23/22	(9)	$ 34.26
Basswood Managed Account	11/23/22	(2,257)	$ 34.26
Basswood Managed Account	11/23/22	(2)	$ 34.26
Basswood Managed Account	11/23/22	(20)	$ 34.26
Basswood Managed Account	11/23/22	(75)	$ 34.26
Basswood Financial Fund, LP	11/25/22	(246)	$ 34.51
Basswood Financial Long Only Fund LP	11/25/22	(100)	$ 34.51
Basswood Financial Long Only Fund LP	11/25/22	(10)	$ 34.51
Basswood Opportunity Fund, Inc.	11/25/22	(13)	$ 34.51
Basswood Opportunity Partners, LP	11/25/22	(620)	$ 34.51
Basswood Managed Account	11/25/22	(1,457)	$ 34.51
Basswood Managed Account	11/25/22	(411)	$ 34.51
Basswood Managed Account	11/25/22	(504)	$ 34.51
Basswood Managed Account	11/25/22	(34)	$ 34.51
Basswood Managed Account	11/25/22	(9,060)	$ 34.51
Basswood Managed Account	11/25/22	(7)	$ 34.51
Basswood Managed Account	11/25/22	(82)	$ 34.51
Basswood Managed Account	11/25/22	(301)	$ 34.51
Basswood Managed Account	12/01/22	(2,301)	$ 36.35
Basswood Managed Account	12/01/22	(1,404)	$ 36.35
Basswood Managed Account	12/01/22	(1,005)	$ 36.35
Basswood Managed Account	12/02/22	(15,645)	$ 36.03
Basswood Managed Account	12/02/22	(9,542)	$ 36.03
Basswood Managed Account	12/02/22	(6,831)	$ 36.03
Basswood Managed Account	12/06/22	(5,849)	$ 33.36
Basswood Managed Account	12/06/22	(3,567)	$ 33.36
Basswood Managed Account	12/06/22	(2,553)	$ 33.36
Basswood Managed Account	12/07/22	(8,300)	$ 32.88
Basswood Managed Account	12/07/22	(5,062)	$ 32.88
Basswood Managed Account	12/07/22	(3,624)	$ 32.88
Basswood Managed Account	12/08/22	(2,177)	$ 32.76